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Attention:  William Damarest, Jennifer Monick, Kibum Park and Pam Long

Re:	Smith Douglas Homes Corp.
Registration Statement
Filed September 6, 2023
File No. 333-274379

Ladies and Gentlemen:

On behalf of Smith Douglas Homes Corp. (the “Company”), we submit this letter in connection with the filing of Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”) which reflects the Company’s responses to the comment letter received by the Company on September 20, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced Registration Statement on Form S-1 previously filed by the Company on September 6, 2023 (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Unaudited pro forma condensed consolidated financial information, page 74

1.
We refer you to your note (bb) on page 83.  Please clarify for us why you intend to record a pro forma adjustment for the reversal of non-recurring transaction costs directly related to the Devon Street Homes Acquisition incurred by Devon Street Homes and Smith Douglas Holdings LLC and included in their historical statements of income for the six months ended June 30, 2023.  Within your response, please reference Article 11 of Regulation S-X.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 85 of Amendment No. 1 to remove the above-referenced note to the pro forma condensed consolidated financial information. The Company further clarifies that it does not intend to record a pro forma adjustment for the reversal of non-recurring transaction costs directly related to the Devon Street Homes Acquisition incurred by Devon Street Homes and Smith Douglas Holdings LLC and included in their historical statements of income for the six months ended June 30, 2023

2.
We note your adjustment (dd) on page 83.  Please clarify for us how you determined it is appropriate to reflect a pro forma adjustment for an increase in other expense associated with accreting the fair value of contingent consideration to the projected cash outflow as if the acquisition of Devon Street Homes occurred on January 1, 2022.  Within your response, please reference the authoritative accounting literature management relied upon with respect to its determination that it should accrete the fair value of contingent consideration.  In addition, please tell us how this accounting is consistent with ASC 805-30-35-1.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 85 of Amendment No. 1 to clarify its approach to determining fair value on note (ee) to the pro forma condensed consolidated financial information. Further, the Company respectfully advises the Staff that it has determined it is appropriate to reflect a pro forma adjustment for an increase in other expense associated with remeasuring the fair value of contingent consideration. The Company believes this approach is consistent with the requirements of ASC 805-30-35-1, which requires that contingent consideration be remeasured to fair value each reporting period with the changes in fair value being recognized in earnings.

The fair value of the contingent consideration was calculated by using an estimated probability-weighted average payout discounted at 8%, as if the acquisition of Devon Street Homes had occurred on January 1, 2022. Because the Company cannot project changes in the probability of the payout or the future discount rate, the Company assumed that the only change in fair value was the change in present value (accretion) of the estimated payout using the most recent discount rate of 8%.

The Company believes that the pro forma adjustment described in footnote (ee) will provide investors with a better understanding of the combined entity’s pro forma earnings by reflecting the impact on the subsequent measurement of contingent consideration.

Management's discussion and analysis of financial condition and results of operations Non-GAAP financial measures
Adjusted net income, page 91

3.
We note your statement that you believe adjusted net income is useful, in part, because it allows management to compare your results of operations from period to period without regard to certain expenses that will be pushed down by Smith Douglas Holdings LLC, or other items that impact comparability of financial results from period to period. Given that you currently only adjust for tax expense, we are unclear how this description is an accurate representation of the usefulness of the measure.  Please advise or revise. Reference is made to Item 10(e) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 93 of Amendment No.1. Further, the Company respectfully advises the Staff that the Company believes adjusted net income is useful because it allows management to compare the Company's operating performance against industry peers who record income tax expense on their income before tax as opposed to the income of Smith Douglas Holdings LLC not being taxed at the entity level and, therefore, not reflecting a charge against earnings for income tax expense.

4.
Please clarify for us and in your filing why you have assumed 100% public ownership for your calculation of the tax expense adjustment within your reconciliation from net income to adjusted net income.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 93 of Amendment No.1. Further, the Company respectfully advises the Staff that the Company believes that assuming 100% public ownership is useful in calculating the impact of taxes on earnings attributable to Smith Douglas Holdings LLC as if Smith Douglas Holdings LLC was a subchapter C corporation in the periods presented.

Exhibits

5.
We note your auditor's consent at exhibit 23.1.  Please have your auditor revise its consent to clearly reference the specific entity's report to which it is providing consent.

Response:  The Company respectfully acknowledges the Staff’s comment and has included a revised consent at exhibit 23.1 of Amendment No.1.

6.
We note you have included an independent accountant's review report at page F-53 of your filing.  Please revise to include a letter from your independent accountant that acknowledges awareness of the use of this report in this registration statement.  Reference is made to Item 601 of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and has included a revised consent at exhibit 23.3 of Amendment No.1.

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If you have any questions regarding the foregoing responses or the Registration Statement, please do not hesitate to contact me by telephone at 212-906-1200 or by fax at 212-751-4864.

Very truly yours,

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosure

cc:
Gregory S. Bennett, Chief Executive Officer of Smith Douglas Homes Corp.
Russell Devendorf, Chief Financial Officer of Smith Douglas Homes Corp.
Brett A. Steele, General Counsel of Smith Douglas Homes Corp.
Senet Bischoff, Esq., Latham & Watkins LLP
Benjamin J. Cohen, Esq., Latham & Watkins LLP
Shane Tintle, Esq., Davis Polk & Wardwell LLP